UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Sonic Automotive, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

83545G102

(CUSIP Number)

Paul P. Rusnak
325 W. Colorado Boulevard
P.O. Box 70489
Pasadena, California 91117
(626) 449-2377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83545G102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Paul P. Rusnak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 5,000,000
Number of Shares Beneficially Owned by Each Reporting Person With
	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.32%*

14.	Type of Reporting Person (See Instructions) IN

*           Percentage calculated on the basis of 5,000,000 shares of 40,574,059 shares of Class A Common Stock outstanding on April 28, 2010, as set forth in the SEC form 10-Q filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 by Sonic Automotive, Inc. on April 30, 2010.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on February 23, 2009, (as amended the "Schedule 13D") filed with the Securities and Exchange Commission by Paul P. Rusnak relating to the Class A common stock, par value $.01 per share of Sonic Automotive, Inc. (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

1.	Item 3 of the Schedule 13D is hereby amended by adding the following:

The aggregate purchase price of $12,808,406  for the 5,000,000 shares of common stock beneficially owned by the Reporting Person was funded from cash and cash equivalents on hand.

Item 5 of the Schedule 13D is herby amended and restated as follows:

Item 5. Interest in Securities of the Issuer.

(a) – (b)  Based upon the Issuer's SEC 10-Q form dated April 30, 2010, there were 40,574,059 shares of Class A common stock outstanding as of April 28, 2010.  The 5,000,000 shares of Class A common stock beneficially owned by the Reporting Person as of the date hereof represent approximately 12.32% of the outstanding Class A common stock.  The Reporting Person has sole voting and investment power with respect to the shares held by the Reporting Person.

(c)  Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of the transactions in the Class A common stock effected by the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d)  No person other than the Reporting Person has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2010

PAUL P. RUSNAK
Paul P. Rusnak

Schedule 1

Transactions by the Reporting Person in Class A Common Stock During the Prior 60 days

Date	Number of Shares of Class A Common Stock Purchased	Price Per Share of Class A Common Stock	Nature of Transaction
5/19/2010	376,200	$9.5500	Open market purchase
5/20/2010	323,800	$9.3900	Open market purchase

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